EXHIBIT (i)

ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MA 02199

January 29, 2014

Sterling Capital Funds

434 Fayetteville Street, 5th Floor

Raleigh, NC 27601

Ladies and Gentlemen:

You have registered under the Securities Act of 1933, as amended (the “1933 Act”) an indefinite number of shares of beneficial interest (“Shares”) of the Sterling Capital Funds (“Trust”), as permitted by Rule 24f-2 under the Investment Company Act of 1940, as amended (the “1940 Act”). You propose to file a post-effective amendment on Form N-1A (the “Post-Effective Amendment”) to your Registration Statement. The purpose of this filing is to update the disclosure with regard to Sterling Capital Large Cap Value Diversified Fund, Sterling Capital Mid Value Fund, Sterling Capital Small Cap Value Diversified Fund, Sterling Capital Special Opportunities Fund, Sterling Capital Equity Income Fund, Sterling Capital Long/Short Equity Fund, Sterling Capital Ultra Short Bond Fund, Sterling Capital Short Duration Bond Fund, Sterling Capital Intermediate U.S. Government Fund, Sterling Capital Total Return Bond Fund, Sterling Capital Corporate Fund, Sterling Capital Securitized Opportunities Fund, Sterling Capital Kentucky Intermediate Tax-Free Fund, Sterling Capital Maryland Intermediate Tax-Free Fund, Sterling Capital North Carolina Intermediate Tax-Free Fund, Sterling Capital South Carolina Intermediate Tax-Free Fund, Sterling Capital Virginia Intermediate Tax-Free Fund, Sterling Capital West Virginia Intermediate Tax-Free Fund, Sterling Capital Strategic Allocation Conservative Fund, Sterling Capital Strategic Allocation Balanced Fund and Sterling Capital Strategic Allocation Growth Fund, all series of the Trust, as described in said Registration Statement (each a “Series”).

We have examined your Agreement and Declaration of Trust on file in the office of the Secretary of the Commonwealth of Massachusetts and the Clerk of the City of Boston. We have also examined a copy of your Bylaws and such other documents, receipts and records as we have deemed necessary for the purpose of this opinion.

Based upon the foregoing, we are of the opinion that the issue and sale of the authorized but unissued Class A, Class B, Class C, Class R and Institutional Shares of the Series have been duly authorized under Massachusetts law. Upon the original issue and sale of your authorized but unissued Class A, Class B, Class C, Class R and Institutional shares of the Series and upon receipt of the authorized consideration therefore in an amount not less than the net asset value of the Shares of the Series established and in force at the time of their sale (plus any applicable sales charge), the Class A, Class B, Class C, Class R and Institutional shares of the Series issued will be validly issued, fully paid and non-assessable.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust provides for indemnification out of the property of a particular Series of Shares for all loss and expenses of any shareholder of that Series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which that Series of Shares itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the filing of the Post-Effective Amendment. We consent to the filing of this opinion with and as part of your Post-Effective Amendment.

Sincerely,

/s/Ropes & Gray LLP

Ropes & Gray LLP